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                             November 22, 2022

       Mr. Brian Carrico
       Chief Executive Officer
       Neuraxis, Inc.
       11550 N. Meridian Street, Suite 325
       Carmel, IN 46032

                                                        Re: Neuraxis, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted November
9, 2022
                                                            CIK No. 0001933567

       Dear Mr. Brian Carrico:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1, submitted November 9, 2022

       Prospectus Summary
       Our Opportunity, page 3

   1. We note your response to prior comment 8 and your statement on page 3 that "studies have demonstrated
long-term benefits in functional disability, psychological co-
                                                        morbidities, and pain."
Please clarify here the studies to which you refer and provide support for these
statements.
       Our Solutions, page 4

   2. We note your response to prior comment 9. You state in your response letter that the
                                                        American Academy of
Pediatrics provided a signed letter    supporting    your technology
 Mr. Brian Carrico
Neuraxis, Inc.
November 22, 2022
Page 2
         and recommending payers to cover the technology. Please clarify in your disclosure, if true, that such support is in the form of a recommendation as to the use of your IB-Stim device or otherwise advise.
Use of Proceeds, page 39

3. We note your response to prior comment 16 and your revised disclosure that references
            510(k) De Novo FDA review for functional abdominal pain and IBS in children and of the regulatory milestones for [your] technology in respect of other
indications    set forth in
         your pipeline chart. Please revise to disclose how far the offering proceeds would allow you to proceed with regulatory development for each of the referenced indications.
         Additionally, your reference to the functional abdominal pain and IBS in children indication appears to refer to the indication for which you launched the IB-Stim device.
         Please revise to clarify or advise. Please also revise to provide the interest rate and maturity of the debt to be repaid. Refer to Instruction 4 to Item 504 of Regulation S-K.
Business
Our Pipeline, page 53

4. We note your response to prior comment 11 and references on pages 1 and 53 to
         clinicaltrials.gov identifiers. Please revise your disclosure in the Business section to describe the trials, including the number of patients, endpoints and where the trials are being conducted etc.
Business, page 57

5. We note your response to prior comment 19. Please enlarge the text in the graphics on page 57 and ensure that the graphics are legible.
General

6. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to
FirstName LastNameMr. Brian Carrico
       potential investors in reliance on Section 5(d) of the Securities Act, whether or not they
Comapany    NameNeuraxis,
       retain                Inc.
              copies of the communications.
November 22, 2022 Page 2
FirstName LastName
 Mr. Brian Carrico
FirstName  LastNameMr. Brian Carrico
Neuraxis, Inc.
Comapany 22,
November   NameNeuraxis,
               2022        Inc.
November
Page 3     22, 2022 Page 3
FirstName LastName
       You may contact Gary Newberry at 202-551-3761 or Lynn Dicker at 202-551-3616 if
you have questions regarding comments on the financial statements and related matters. Please contact Cindy Polynice at 202-551-8707 or Christine Westbrook at 202-551-5019 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Tom Twedt